Correspondence

June 23, 2006

Jennifer Hardy
Legal Branch Chief
Mail Stop 7010
United States Securities and Exchange Commission
Washington, DC 20549-7010

RE:	PURE Bioscience Amendment No. 2 to Registration Statement on Form SB-2 Filed June 23, 2006 File No. 333-133500

Dear Ms. Hardy:

This correspondence responds to your comments dated May 26, 2006. This response letter is being transmitted via EDGAR on June 23, 2006 with Amendment No. 2. Please note that Amendment No. 2 contains updated financial statements and Management Discussion and Analysis for the quarter ended April 30, 2006 as well as bringing information previously disclosed as of May 22, 2006 to June 22, 2006.

Paper copies of the marked complete Amendment No. 2 to the Registration Statement are being sent by overnight delivery to arrive on June 26, 2006.

Selling Securities Holder, page 9

1.	We note your response to comment eight of our letter dated May 15, 2006 and we reissued this comment. In this regard, we note that the disclosure in the first paragraph following the table is too general.

We have amended the disclosure to specifically identify each transaction in which selling security holders acquired their shares being registered.

2.	We note your response to comment nine of our letter dated May 15, 2006 and reissue this comment, as you have not provided the disclosure for each selling security holder that is not natural person. In this regard, we note the several trusts and retirement accounts, as well as the Powell Family Limited Partners, Shadow Capital LLC and Swab Plus.

The Selling Security Holders table has been amended to include disclosure of natural persons with dispositive voting or investment control of each selling security holder that is not a natural person.

Experts and Interest of Named Counsel, page 20

3.	We note your response to comment one of our letter dated May 15, 2006. Please clarify that counsel has passed on the legality of the common stock offered by your prospectus.

We have amended to include a statement that counsel has passed on the legality of the shares offered by the prospectus.

Item 28. Undertakings, Page II-3

4.	We note your response to comment 16 of our letter dated May 15, 2006 and we reissue this comment, as it does not appear that you have revised the disclosure in accordance with our comment.

We have revised the undertakings in the second paragraph in accordance with Item 512(a)(i) of Regulation S-B.

Please be advised that the issuer intends to request acceleration of the effectiveness of the registration statement as soon as we may confirmed with the staff there are no further comments. Please contact me as necessary at the address, telephone and fax numbers below. Thank you for your assistance.

Sincerely,

/s/ Dennis Brovarone
Dennis Brovarone
Attorney at Law
18 Mountain Laurel Drive
Littleton, CO 80127

Tel 303 466 4092
Fax 303 466 4826